November 9, 2018

Peter Hoang
Chief Executive Officer
Marker Therapeutics, Inc.
5 West Forsyth Street, Suite 200
Jacksonville, FL 32202

       Re: Marker Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 30, 2018
           File No. 333-228059

Dear Mr. Hoang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Mark A. Catchur, Esq.